UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St. Helier, Jersey, JE4 9WG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Lock-Up Agreement – Waiver

Waiver of Lock-Up Agreement

Catcha Investment Corp. and Crown LNG Holdings Limited (the “Company”) executed that certain Lock Up Waiver (the “Waiver”), attached hereto as Exhibit 99.1, which amends that certain Lock Up Agreement dated July 9, 2024. The Waiver exempts the following parties from the lock-up restrictions: Black Kite AS, Kataria Capital Corporation, Raghava Corporate Pte Lte, and Catcha Holdings LLC.

Board of Directors – Resignation of Chairman; Appointment of New Chairman

Chairman

Jørn Husemoen

The board of directors of the Company (the “Board”) received a letter of resignation from Jørn Husemoen as Chairman, of the Company, effect on August 2, 2024, attached hereto as Exhibit 99.2. Mr. Husemoen’s resignation reflects a mutual agreement with the Board to step down as Chairman but continue as a member of the Board, and the resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices. The Board extends its sincere appreciation for Mr. Husemoen’s contributions to the Company as Chairman and looks forward to him continuing as a member of the Board.

Andrew Judson

The Company issued a press release on August 8, 2024, attached hereto as Exhibit 99.3, in which the Company announced that it has appointed Andrew Judson, and independent director, to serve as the new Chairman of the Board, effective August 2, 2024.

Exercise of Options

GBTRON

The Company entered into that certain Agreement for Option for Sale and Purchase of Shares in Newco, dated August 3, 2023 by and among the Company, GBTRON Lands Limited, and Crown LNG Holding AS (the “GBTRON Agreement”). Pursuant to the GBTRON Agreement, Crown LNG AS was granted an option to acquire all of the shares of NewCo, a limited liability company incorporated under the laws of Scotland or England and Wales and wholly-owned subsidiary of the Company, to whom the rights and obligations of the Grangemouth Project have been transferred as further described in the GBTRON Agreement. The Company has exercised its option under the GBTRON Agreement and has issued promissory notes to be used as contributions in kind to the Company against shares to be issued.

KGLNG

The Company entered into that certain Agreement for (i) Future Payment Right and (ii) Option for the Sale and Purchase of Shares in Krishna Godavari LNG Terminal Pvt. Ltd., dated August 3, 2023, by and among the Company, East LNG Pte. Ltd. (“East LNG”), Crown Holding AS, and Crown LNG India AS, a wholly owned subsidiary of the Company (the “KGLNG Agreement”). The Company has exercised its option under the KGLNG Agreement and has issued promissory notes to be used as contributions in kind to the Company against shares to be issued.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

10.1	Agreement for Option for Sale and Purchase of Shares in Newco, dated August 3, 2023 by and among the Company, GBTRON Lands Limited, and Crown LNG Holding AS (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4 (File No. 333-274832) filed with the SEC on October 2, 2023).

10.2	Agreement for (i) Future Payment Right and (ii) Option for the Sale and Purchase of Shares in Krishna Godavari LNG Terminal Pvt. Ltd., dated August 3, 2023, by and among the Company, East LNG Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4 (File No. 333-274832) filed with the SEC on October 2, 2023).

99.1	Lock Up Waiver, dated August 2, 2024

99.2	Resignation Letter, dated August 2, 2024

99.3	Press Release, dated August 2, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROWN LNG HOLDINGS LTD.

By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Chairman

Date: August 8, 2024

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